Exhibit 99.1

Charming Medical Limited Announces Receipt of Nasdaq Delisting Determination Notice.

Hong Kong, Nov. 05, 2026 (GLOBE NEWSWIRE) -- Charming Medical Limited (Nasdaq: MCTA) (the “Company”), a Hong Kong-based provider of Traditional Chinese Medicine (TCM)-inspired therapies and products, today announced that it received a delisting determination letter, dated October 29, 2026, from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that Nasdaq Staff has determined to delist the Company’s securities from Nasdaq.

On November 11, 2025, the U.S. Securities and Exchange Commission (the “SEC”) issued an order suspending trading in the Company’s securities because of potential manipulation in the securities of the Company effectuated through recommendations made to investors by unknown persons via social media to purchase, hold, and/or sell the securities of the Company and to send screenshots documenting their transaction, which appear to be designed to artificially inflate the price and trading volume of the securities of Company (the SEC’s order can be found at https://www.sec.gov/files/litigation/suspensions/2025/34-104176.pdf). Following this, Nasdaq halted trading in the Company’s securities and has now determined to delist the Company’s securities pursuant to Nasdaq Listing Rule IM-5101-4.

Nasdaq Listing Rule 5101 provides Nasdaq with “broad discretionary authority over the initial and continued listing of securities in Nasdaq in order to maintain the quality of and public confidence in its market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest.” Listing Rule IM-5101-4 further expands on this authority, allowing Nasdaq “to exercise discretion to delist a company from Nasdaq based on the potential for one or more third parties to engage in misconduct impacting a company’s securities where the SEC has implemented a temporary trading suspension.”

Following the Notice, the Company has and will continue to consult with its legal counsel and other advisors to evaluate its next steps and will make further announcements as and when appropriate. Unless the Company requests an appeal of this determination by November 5, 2026, trading of the Company’s securities will be suspended at the opening of business on November 9, 2026. Nasdaq will subsequently file a Form 25-NSE with the SEC, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

To date, Nasdaq has not communicated any findings or determination that the Company engaged in wrongdoing in connection with the recent trading activity in the Company’s securities or otherwise. The delisting determination does not affect the Company’s ongoing business operations or financial condition, and the Company will continue to conduct its business in the ordinary course.

Following the removal from The Nasdaq Stock Market, the Company’s securities may be eligible for trading in the over-the-counter (OTC) market. However, there can be no assurance that an active or sustained secondary trading market will develop for the Company’s securities.

About Charming Medical Limited

Charming Medical Limited (the “Company”) is a Hong Kong-based provider of Traditional Chinese Medicine (TCM)-inspired therapies and products. The Company integrates TCM principles with modern technology to enhance quality of life and promote holistic well-being. Through its four wellness centers in Hong Kong, the Company offers a wide range of services, including womb-warming therapy, pelvic detox therapy, moxibustion, prenatal massage, and traditional abdominal binding, designed to address women’s health issues such as menstrual irregularities, hormonal imbalance, and postpartum recovery. Under its “Beauty Lab” brand, Charming Medical Limited also develops and distributes TCM-inspired supplements and beauty products, such as uterine care patches, probiotic washes, and nourishing herbal formulations, aimed at improving women’s constitution and vitality. In addition, the Company provides technical training, dietary therapy consultancy, and franchise opportunities to extend its wellness philosophy to other practitioners and entrepreneurs. For more information, please visit https://charmingmed.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement and Form 20-F filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contacts

Charming Medical Limited

Investor Relations

Tel: +852-3797-8461

Email: ir@hkbeautylab.com